UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Explanatory note
     This Report on Form 6-K contains as Exhibit 99.1 an English translation of the Articles of Association of Deutsche Bank AG, as amended in conformity with resolutions adopted at Deutsche Bank AG’s Annual General Meeting on May 26, 2009. The amended Articles of Association have been marked to show the amendments made to the version filed as Exhibit 1.1 to Deutsche Bank AG’s 2008 Annual Report on Form 20-F filed on March 24, 2009.
     This Report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Exhibit 99.1: English translation of the Articles of Association of Deutsche Bank AG.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: September 23, 2009	By:	/s/ Volker Butzke

	Name:	Volker Butzke
	Title:	Managing Director and Senior Counsel

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel